Exhibit 99.1

Press Release

Swisscom Group Interim Report: January 1, 2002 – September 30, 2002

Swisscom posts stable results – in line with expectations

	2001	2002	Change

Net revenue (in CHF millions)	10572	10788	2.0%

EBITDA before exceptional items (in CHF millions)	3443	3414	–0.8%

EBIT before exceptional items (in CHF millions)	1845	1931	4.7%

ADSL accesses (at 30.9)	16603	132617	698.8%

Mobile subscribers (at 30.9 in millions)	3.30	3.54	7.5%

Despite adverse market conditions, the Swisscom Group continued to perform well. Revenue for the first nine months of 2002 increased by 2% year-on-year to CHF 10.8 billion. Operating income before interest, taxes and depreciation (EBITDA) remains stable at CHF 3.4 billion. EBIT (operating income before exceptional items) rose by 4.7%, due to lower depreciation and amortization expense. Switzerland’s leading telecoms Group expects to close the year 2002 with slightly higher revenue, and is looking to maintain EBITDA at the same level as last year.

Swisscom reported an increase in revenue at September 30, 2002 to CHF 10,788 million, up 2% compared with the same period last year. Operating income before interest, taxes and depreciation (EBITDA) showed a slight fall of 0.8% to CHF 3,414 million. The Mobile segment continued to perform well, with revenue and EBITDA increasing by 3.3% and 7.6% respectively. Fixnet and Enterprise Solutions, however, posted a year-on-year decline in revenue and EBITDA. Operating income before exceptional items (EBIT) rose by 4.7% compared with the previous year, due to lower depreciation and amortization expense.

At CHF 1,211 million, net income is lower year-on-year. Last year’s figure, however, was strongly influenced by gains on the sale of a 25% stake in Swisscom Mobile AG to Vodafone and the sale of real estate. Swisscom’s balance sheet remains strong: At CHF 1,205 million, net debts are very low, while the equity ratio of 42.2% is high even after the share buy-back implemented in spring 2002.

Outlook for the 2002 financial year confirmed

Press Release

Swisscom anticipates a slight increase in revenue for 2002. Pressure on revenue and margins in the fixed-network and data looks set to continue. Market growth in mobile communications will slow further.

Swisscom is looking to maintain EBITDA for 2002 at the same level as last year. Net income for 2002 will be considerably lower year-on-year due to the absence of last year’s non-recurrent gains from the sale of real estate and sale of the 25% stake in Swisscom Mobile AG.

Segment report:

The Fixnet segment posted a slight fall in net revenue of 1.2% compared with the previous year. Revenue from Fixnet’s access business grew by 3.1% thanks to an increase in the number of ISDN accesses. Since the rollout of ADSL and the launch by cable network operators of competitor products, the trend from analog to digital accesses (ISDN) has begun to level off. Revenue from national traffic fell by 6.6% to CHF 638 million, largely due to a decline in market volume in fixed network telephony (shift towards mobile telephony) and loss of market share as a result of the new numbering plan introduced in Switzerland in the second quarter of 2002. As a consequence, all local calls from customers with carrier preselection are automatically switched via the preselected carrier; this has resulted in Swisscom’s market share in the local area falling to the same level as for long-distance. On May 1, 2002, Swisscom introduced a standard national tariff for the fixed-network. While local call charges increased, charges for long-distance calls fell. The net result is that the standard national tariff has had a slightly negative impact on revenue.

In the area of value-added services, a change in customer distribution generated a shift in revenue and costs from the Enterprise Solutions segment to Fixnet. Broadband (ADSL) caused ISP revenue (Internet dial-up) to drop slightly for the first time. Loss of customers for value-added services led to a fall in revenue. Wholesale national and international posted higher revenues thanks to growth in the volume of traffic. By contrast, international carriers’ carrier services experienced a 12.3% fall in revenue as a result of declining traffic and lower average prices.

While expenditure in the Fixnet segment is largely unchanged compared with the previous year, the 2002 figure also includes CHF 69 million (2001: CHF 7 million) expenditure on job-reduction measures. As result of lower revenue, EBITDA in Fixnet is down 2.8% year-on-year. Revenue and EBITDA for the year as a whole are expected to show a slight decline compared with the previous year.

The Mobile segment increased net revenue year-on-year by 3.3% to CHF 3,071 million, mainly due to growth in voice und data. Voice traffic boosted revenue by 4.6% thanks to an increase in the number of subscribers. Continuing success in SMS messaging among residential customers led to a 27% rise in data communications revenue. Despite 75% market penetration in the Swiss mobile market, Swisscom Mobile succeeded in expanding its customer base by 7.5%. During the first three quarters, the number of subscribers grew by 168,000. Customer loyalty programs are being deployed to stem the loss of high-worth Postpaid customers.

Press Release

Expenses in the Mobile segment fell by 0.6% year-on-year to CHF 1,558 million due to lower spending on terminals. The reduction in customer acquisition costs is being partially offset by intensified customer loyalty programs. An increase in headcount as a result of growth led to higher personnel expenditure. EBITDA increased by 7.6% to CHF 1,513 million, while EBITDA margin expanded to 49.3%. Full-year results are expected to show a year-on-year increase in revenue and EBITDA.

The Enterprise Solutions segment posted an 8.1% fall in net revenue compared with the same period last year. The 4.5% decline in revenue from national telephone traffic is largely attributable to the same factors that affected Fixnet, namely loss of market share in connection with the new numbering plan in Switzerland and the new standard national tariff. In the area of value-added services, a change in the distribution of customers between Fixnet and Enterprise Solutions resulted in a shift in terms of revenue and costs towards Fixnet. EBITDA was not significantly affected. Revenue from data communications business dropped by 9%. The fall was attributable to two factors: weak demand in project business due to the economic slowdown and a reduction in leased-line prices.

Lower revenue led to a reduction in expenditure in the Enterprise Solutions segment. Cost adjustments failed to offset the decline in revenue. As a consequence, EBITDA in the first nine months of 2002 decreased by 57.3% to CHF 41 million. Similar to the Fixnet segment, full-year revenue figures in the telephony area will be down on last year. In data communications as well revenues will fall short of the previous year’s figure due to the poor economic climate. EBITDA for the segment will be significantly lower year-on-year.

debitel posted local-currency growth of 8.4% compared to the same period last year. In Swiss franc terms this represents an increase of 4.5%. After a period of sluggish growth in the first half-year, mobile business in Germany regained momentum as a result of an increase in the number of active customers and slight growth in ARPU (average revenue per user). The main reason for the decrease in subscribers in Germany was the elimination of inactive Prepaid customers. Revenue gains in international business are attributable primarily to expansion in retail business in France and the acquisition of Talkline Nederland B.V. in the fourth quarter of 2001.

EBITDA for debitel is down by CHF 21 million, or 14.8%, year-on-year. The decline is chiefly due to non-recurring factors last year in the Prepaid area and to the sale of the Belgian subsidiary. Expenditure on integration, notably in respect of Talkline Nederland B.V., and on customer loyalty programs, is reflected in the disproportionate increase in operating expenses. While debitel anticipates full-year revenue to be higher, a slight fall in EBITDA is expected year-on-year due to pressure on margins.

At CHF 1,070 million, net revenue in the segment Other increased by 3.7% year-on-year. Swisscom Systems reported a 14.9% fall in revenue. In particular, sales and rentals of private branch exchanges (PBXs) were hit by a slump in demand. Swisscom IT Services Ltd posted a strong year-on-year increase in revenue from third parties thanks to the merger with AGI IT Services at December 31, 2001. Revenue from the third-party market fell short of expectations.

Press Release

EBITDA in the segment rose by 36.5% to CHF 172 million year-on-year thanks mainly to Swisscom IT Services (improved earnings following the merger with AGI). Cost-savings at Swisscom Systems failed to fully compensate for the drop in revenue. It was already announced in the mid-year report that up to 400 jobs would be eliminated at Swisscom Systems on account of the results and poor prospects in the current economic climate.

At copy of the detailed Interim Report can be viewed on the Internet at:

http://www.swisscom.com/q3-report-2002

Berne, November 21, 2002

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.